[LETTERHEAD OF BACHNER, TALLY, POLEVOY & MISHER LLP]



                                                                 August 27, 1998

Via EDGAR
---------

Richard K. Wulff, Chief
Office of Small Business
U.S. Securities and Exchange Commission
549 Fifth Street N.W.
Washington, D.C. 20549


        Re: CareFlow|Net, Inc.
            Form SB-2
            File No. 333-41141
            -------------------


Dear Mr. Wulff:

     On behalf of CareFlow|Net, Inc. (the "Company"), we hereby withdraw the Company's registration statement on Form SB-2, File No. 333-41141 (the "SB-2"), which was filed with the Commission on November 26, 1997.

     As discussed in my letter to you dated January 5, 1998, the delaying amendment usually set forth on the registration statement cover page was inadvertently omitted from the cover page of the SB-2. As a result, the SB-2 was automatically declared effective 20 days after it was filed. We hereby confirm, on behalf of the Company, that no sales of securities were made by the Company pursuant to the SB-2.

     The Company recently signed a letter of intent with First London Securities Corporation for a proposed initial public offering of its common stock. Given the amount of time that has passed since the filing of the SB-2, the change in underwriter and the revised deal structure, and in accordance with our conversations with Mr. Michael Clampitt of the Staff, we decided to withdraw the SB-2 and to file another registration statement for the new offering at such time, if ever, as the newly proposed offering proceeds. We understand that an additional filing fee will be due in connection with the new filing.

     Kindly do not hesitate to contact the undersigned in connection with this matter.


                                          Yours very truly,


                                          /s/ FRAN STOLLER
                                          ---------------------------------
                                              Fran Stoller


cc: Michael R. Clampitt
    J. Calvin Kaylor